08000276

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Phynova Group, Plc

*CURRENT ADDRESS: 16 Fenlock Court
Blenheim Office Park
Long Hanborough
Oxfordshire OX29 8LN

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
JAN 23 2008
THOMSON
FINANCIAL

FILE NO. 82- 35152 FISCAL YEAR 9/30/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
2G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 1/18/08

082-35752

Phynova Group plc

LEADING EXPERTS IN BOTANICAL DRUG DEVELOPMENT

ANNUAL REPORT
AND ACCOUNTS 2006

9/30/06
AR/S

Company No 5202283

TUESDAY
AY1NAOZT
A13 24/04/2007 187
COMPANIES HOUSE

Phynova Group plc (Phynova) is a public company listed on the AIM market of the London Stock Exchange. Founded in 2002, Phynova's drug candidates are derived from plants used in Chinese medicines that target significant unmet therapeutic needs in the areas of metabolic, viral and bacterial diseases and cancer.

China has a long history of using botanical drugs and Phynova's strategy is to use the wealth of historical and modern data available for many of these drugs as a starting point or discovery engine for developing modern medicines. Phynova's team is comprised of scientists, physicians and business people who have a deep understanding of both Western and Chinese pharmaceutical culture and medicine. This rare expertise means that we are uniquely placed to identify novel drug opportunities in China that can be transferred and developed for the West, China and emerging markets.

01 Product Pipeline, Highlights and Milestones
02 What makes us different, How we do it
03 Phynova Structure
04 Chairman's Statement
05 Chief Executive's Review
08 Board of Directors
10 Product Overview
14 Directors' Report
17 Independent Auditor's Report
18 Consolidated Profit and Loss Account
19 Consolidated Balance Sheet
20 Company Balance Sheet
21 Consolidated Cash Flow Statement
22 Notes forming part of the financial statements
32 Company Information

HIGHLIGHTS AND MILESTONES

FEB 2006	JULY 2006	AUGUST 2006	OCTOBER 2006
Admission to AIM Raised £3 6m	**First UK Patent Granted for PYN17**	**Establishment of Phynova China Limited**	**Placing for further £2 5m to fund development opportunities**

This Annual Report is printed on recycled paper in line with the company's environmental policies

PRODUCT PIPELINE WITH HIGH UPSIDE

PRODUCT	MARKET SIZE	LEADING EXISTING THERAPIES
PYN17 **Chronic HCV**	**2006 $3.5bn+** **2010 $9.0bn+**	**Pegasys $1.1bn**
PYN18 **Anti-viral HCV**	**2006 $3.5bn+** **2010 $9.0bn+**	**Pegasys $1.1bn**
PYN22 **Anti-obesity**	**2006 $0.8bn+** **2010 $2.0bn+**	**Xenical $0.5bn**
PYN5 **RSV/Flu**	**2006 $3.0bn+** **2010 $7.0bn+**	**Zithromax $1.4bn** **Tamiflu $1.2bn**
PYN6 **Antibacterial**	**2006 $30.0bn+** **2010 $44.0bn+**	**Zyvox $0.5bn**
PYN7 **Cancer**	**2006 $42.0bn+** **2010 $60.0bn+**	**Taxol $1.0bn**
PYN9 **Post-operative ileus**	**2006 $0.71bn+** **2010 $1.08bn+**	**No current therapies approved**

NOVEMBER 2006	DECEMBER 2006	JANUARY 2007
Acquisition – 45% of Botanic Century, Chinese drug development company **In-licence of PYN6**	**Appointed Karl Watkins MBE to Phynova Board, 20 years' industry experience of China**	**FDA granted IND for clinical trials on PYN17**

WHAT MAKES US DIFFERENT

- DISCOVERY ENGINE WITH 5,000 MEDICINAL PLANTS, HISTORY OF SAFE AND EFFECTIVE USE FOR MANY CENTURIES
- DEVELOPING DRUGS FOR GLOBAL MARKETS
- DEVELOPMENT PROGRAMME OF SEVEN DRUG CANDIDATES
- DRUG CANDIDATES SOURCED FROM SUSTAINABLE RESOURCES
- DRUG MARKET FOR EACH PRODUCT IN EXCESS OF $1 BILLION PER ANNUM
- EXPERTISE IN CHINESE AND WESTERN DRUG DEVELOPMENT

HOW WE DO IT

GAP PRODUCTION
THE SOURCE PLANTS ARE GROWN UNDER CONDITIONS WHICH FOLLOW GOOD AGRICULTURAL PRACTICE, "GAP", ENSURING CONSISTENT HIGH QUALITY RAW MATERIALS

PURIFICATION PROCESS
ONCE THE PLANTS ARE HARVESTED, THE RAW MATERIAL IS TRANSPORTED TO A DESIGNATED MANUFACTURER, WHICH IS CERTIFIED AS FOLLOWING GOOD MANUFACTURE PRACTICE, "GMP" THE GMP FACTORY CARRIES OUT THE EXTRACTION PROCESS TO OBTAIN THE STANDARDISED PLANT EXTRACTS

LABORATORY RESEARCH
PRE-CLINICAL WORK IS CARRIED OUT IN COLLABORATION WITH LEADING ACADEMIC RESEARCH INSTITUTIONS IN THE UK, HONG KONG AND CHINA PHYNOVA ALSO UTILISES THE BOTANICAL DRUG DEVELOPMENT EXPERTISE OF BOTANIC CENTURY'S SCIENCE TEAM, WHO WORK VERY CLOSELY WITH OUR SCIENTISTS BASED HERE IN THE UK

MODERN DOSAGE FORM
FINAL DRUG DOSAGE FORM IS DELIVERED IN WESTERN DRUG FORMAT, E G TABLET, CAPSULE, OR SOLUBLE LIQUID

OUTLICENCE TO PHARMACEUTICAL DRUG COMPANY
PHYNOVA'S BUSINESS MODEL IS TO PURSUE THE OUTLICENCE OF DRUG CANDIDATES TO PHARMACEUTICAL COMPANIES ONCE "PROOF OF CONCEPT" IS ESTABLISHED

Phynova is developing medicines for common diseases with high unmet medical need, utilising purified fractions from different plants to obtain novel combinations which exhibit substantial therapeutic benefits. Phynova's development programme concentrates on seven of these as outlined below.

PHYNOVA STRUCTURE

Phynova Group plc

Phynova Limited

PYN17
CHRONIC HEPATITIS C

PYN18
ANTI-VIRAL/HCV

PYN22
ANTI-OBESITY/FATTY LIVER

PYN5
RSV/FLU

PYN6
ANTIBACTERIAL

PYN7
CANCER

PYN9
POST-OPERATIVE ILEUS

Phynova China Limited

CHINESE PARTNERSHIPS

NEW PRODUCT CANDIDATE

CHINESE RELATIONSHIPS

Botanic Century

POST-OPERATIVE ILEUS

ANTI-DIABETIC

INDEPENDENT PRODUCT PIPELINE

CRO FOR CHINESE & WESTERN DRUG COMPANIES

Phynova China Limited has 45% shareholding in Botanic Century

CHAIRMAN'S STATEMENT

KARL WATKIN MBE
CHAIRMAN

WE WOULD LIKE TO THANK ALL OUR SHAREHOLDERS, BOTH EXISTING AND NEW, FOR THEIR SUPPORT

PYN17

PHYNOVA'S LEAD PRODUCT PYN17 GRANTED IND, JAN 2007

Introduction
It is a privilege to have been asked to become Chairman of Phynova I have followed the business for some time and am very excited about the opportunities ahead of us, particularly those within China, where I have extensive experience

I would like to start my first Chairman's Statement by welcoming all new shareholders who have invested in Phynova over the past year and by thanking all existing stakeholders for their continued support

Phynova has achieved several key milestones this year, pursuing its aim to become a leading developer of pharmaceuticals derived from Chinese botanical drugs for the treatment of viral and metabolic diseases and cancer These illnesses are growing in prevalence worldwide and there is a large unmet clinical need Phynova plans to be well positioned to address this need

Drug Development Programme
Significant progress has been made over the past year with PYN17, Phynova's lead candidate for the treatment of patients with chronic hepatitis C The recent acceptance by the FDA (US Food and Drug Administration) of our IND (Investigational New Drug) application to commence a clinical trial strongly endorses Phynova's business model to take products through the drug development process in substantially less time than for conventional drugs and at a much lower cost

PYN18, Phynova's novel antiviral treatment for the hepatitis C virus, continues to perform well within its pre-clinical programme

The in-licensing during 2006 of PYN22, for the treatment of obesity and fatty liver and PYN6, a novel antibacterial drug represent the achievement of further key milestones Based on encouraging preclinical data, a Phase I/IIa clinical trial for PYN22 is anticipated to start during 2007

Further in-licensing opportunities have been identified in China and are being evaluated

Finance
Phynova listed on the AIM market of the London Stock Exchange in February 2006 This was a major step in assuring the Company's financial stability and future success In October 2006, despite difficult market conditions, Phynova successfully raised a further £2 5 million, bringing the total funds raised in the 2006 calendar year to £6 1 million

We have received strong support from our investors over the last year and have sufficient funds to carry out our development programme into 2008

Operations
In addition to making good progress in our drug development portfolio, we established Phynova China, agreed to acquire a 45% shareholding in Beijing-based drug development Company, Botanic Century (completed in November 2006) and strengthened our scientific and management teams This has all been achieved within a strong financial control regime

Phynova China Limited, a Hong Kong-registered wholly-owned subsidiary, was established in 2006 to act as the commercial vehicle through which Phynova will identify new opportunities and acquisitions in China I am very pleased that Dr Ren Dequan, formally Deputy Director of the China's drug regulatory agency the SFDA, and William Doyle, one of Phynova's founders, have agreed to serve as co-Chairmen of Phynova China Limited The Company is very fortunate to have the benefit of their long experience in the Chinese pharmaceutical industry

Botanic Century significantly enhances Phynova's R&D capabilities and scientific resources, with its technical expertise, analytical facilities and drug development capability in China

Phynova operates with a low cost base resulting in a high level of operational effectiveness at minimal cost As the business has developed, we have taken the opportunity to strengthen our core operational team, while continuing to outsource high cost, low volume services

Board Changes
I would like to thank my predecessor, John Pool, for guiding the Company during the past two years and I am pleased to confirm that he will continue to serve on the Board as a Non-Executive Director

I would also like to thank Professor Mike Fowler who, having served the Company for many years, retired from the Board in December 2006 I am pleased that he will continue to serve as a scientific advisor to Phynova

Vision
Developments in 2006 have reinforced the Directors' opinion that the market for pharmaceuticals derived from medicinal plants and developed at relatively low cost is one with enormous potential The Chinese market is proving particularly interesting It is the intention of the Directors to take full advantage of Phynova's strength in this field and the emerging Chinese market in the coming year

KARL WATKIN MBE
15 MARCH 2007

CHIEF EXECUTIVE'S REVIEW

ROBERT MILLER
CHIEF EXECUTIVE OFFICER

I AM DELIGHTED THAT OUR INTRODUCTION TO AIM ON 27 FEBRUARY THIS YEAR SAW THE COMPANY ADVANCE ITS DEVELOPMENT THROUGH A PRE-IPO PLACEMENT, WHICH RAISED £3.6 MILLION BEFORE EXPENSES.

It gives me great pleasure to present this year's Chief Executive's Review In 2006, we made significant advances within Phynova's business and have put in place resources that will help to ensure its success into the future

In February 2006, Phynova was floated on the AIM market of the London Stock Exchange

Our lead drug candidate, PYN17, a treatment to relieve the debilitating symptoms of chronic hepatitis C infection, advanced along its development path at a great pace with the granting of a patent in the middle of the year, followed in January 2007 by the acceptance of our IND (Investigational New Drug) application by the FDA (US Food and Drug Administration) to conduct a clinical trial in the USA

Key new drug candidates PYN6, for bacterial infections, and PYN22, for obesity and associated fatty liver disease, were licensed in from China (PYN6 post year-end) and patent applications were submitted for PYN18, for the treatment of hepatitis C and PYN22

Towards the end of the year, Phynova continued to implement its strategy to develop closer links with China by the establishment of Phynova China and the post year end acquisition of a stake in Beijing based Botanic Century

Drug Development Programme
During the past year, our development program has progressed as follows

- PYN17 (Predicted Market Size by 2010 US$9 0bn+) – our lead candidate for the treatment of the symptoms of chronic hepatitis C received its first patent in July 2006 As previously announced, the FDA has recently accepted Phynova's IND application and our first clinical trial in the US is due to begin by mid-2007
- PYN18 (Predicted Market Size by 2010 US$9 0bn+) – is a potential antiviral candidate for the treatment of the hepatitis C virus PYN18 is a novel discovery made by the Company's scientists and to date has shown very good activity in hepatitis C virus replication screening tests
- PYN22 (Predicted Market Size by 2010 US$2 0bn+) – is a potential treatment for obesity and associated Non-Alcoholic Fatty Liver Disease (NAFLD) Based on encouraging pre-clinical data we anticipate commencing a Phase I/IIa clinical trial by the end of 2007
- PYN6 (Predicted Market Size by 2010 US$44 0bn+) – is a novel antibacterial in-licensed from Botanic Century Laboratory studies have demonstrated specific antibacterial properties against a number of important human pathogens providing the opportunity to treat a number of common life threatening infections
- PYN5 (Predicted Market Size by 2010 US$7 0bn+) – is based on a widely used treatment in China for flu and respiratory illness We are in the process of evaluating the potential role of this well tried agent in viral and bacterial infections of the respiratory tract
- PYN7 (Predicted Market Size by 2010 US$60 0bn+) – is an anti-cancer drug candidate, which has shown good pre-clinical activity against a range of cancers This program is benefiting from the Company's collaboration with the Institute of Cancer Studies at the University of Birmingham

Other Product Opportunities
One of the benefits of our recently established relationship with Botanic Century is that Phynova now has access to a number of potential new drug candidates Botanic Century's lead candidate is a drug for the treatment of post-operative ileus (a common cause of bowel obstruction) Chinese regulatory approval to market this product is expected in the next two years Phynova is currently investigating the opportunity to introduce this product to markets outside China

As a result of Phynova's increased market profile, interesting new drug development opportunities are being offered to the Company These opportunities are being assessed with a view to potential collaborations, in-licensing or acquisitions

Finance
The AIM flotation in February 2006 was successful in raising £3 6 million and in October 2006 we raised a further £2 5 million in conditions described by the City as "difficult for AIM listed companies" We are reassured by this confidence shown by the financial community for our business model

The Company's cash balance will enable the business to fulfil its current development programme into 2008

Over the next twelve months it is our intention to attract further institutional interest in Phynova and develop greater liquidity in its shares

China/Business Development and Acquisitions
Phynova's position in China has been strengthened by the establishment of Phynova China during the year and the acquisition of 45% of Botanic Century in November 2006 China is the world's 9th largest pharmaceutical market and in three years' time it is predicted to become the 5th largest We believe that Phynova is now well positioned to take advantage of the growth potential of the Chinese pharmaceutical market

Phynova China was set up to give a formal structure to the Company's China strategy We are fortunate to have the benefit of Dr Ren Dequan in his role as Phynova China's co-Chairman to advise us on key partnerships and potential acquisition targets We expect to further strengthen the Phynova China Board in 2007

The acquisition of a shareholding in Botanic Century gives the Company access to highly qualified scientists and analytical services at a fraction of the cost of similar resources in the West In addition, Botanic Century's drug pipeline is available to Phynova to exploit outside China We look forward to sharing the revenues generated through Botanic Century's growth over the coming years

Operations
A key part of Phynova's success over the past year has been its ability to operate with low fixed overheads This involves working with high quality advisors and employing experienced consultants to undertake highly technical operations that represent high value, but low volume activities As the Company grows, we will closely review this strategy and will recruit additional staff to fill key positions where they are shown to be economically viable

CHINA WILL BE THE 5TH LARGEST PHARMA MARKET BY 2010 AND IS EXPECTED TO BE THE LARGEST BY 2050

(FORBES 24 07 06)

HISTORICALLY PLANTS AND OTHER NATURAL PRODUCTS HAVE BEEN THE **MAJOR SOURCE** OF MANY IMPORTANT DRUGS.

RESEARCH & DEVELOPMENT
PRODUCT PIPELINE

DEVELOPMENT STAGE	PRE-CLINICAL		CLINICAL		
	VERIFICATION	FORMULATION	PHASE I	PHASE IIA	PHASE IIB
PYN17 HEPATITIS C					
PYN18 ANTI-VIRAL					
PYN22 ANTI-OBESITY/ FATTY LIVER					
PYN5 RSV/FLU					
PYN6 SUPER BUGS					
PYN7 CANCER					
PYN9 POST-OPERATIVE ILEUS					

THE SOURCE PLANTS ARE GROWN UNDER CONDITIONS WHICH FOLLOW GOOD AGRICULTURAL PRACTICE ENSURING CONSISTENTLY HIGH QUALITY PLANTS

Board

I would like to take this opportunity of thanking all the members of the Board not only for their support, but also their drive and vision As the result of the retirement of Professor Mike Fowler in December 2006 we were very pleased to be able to appoint Karl Watkin MBE to the Board and latterly as the Company's new Chairman

Karl has considerable experience in both the City and China where he has had an active and constant presence for more than 25 years He has several major business interests in China and is currently leading a multi-party initiative, Going Global, to transform Chinese companies corporate governance capabilities prior to listing on UK stock markets I believe that Phynova will benefit from Karl's extensive experience in growing early stage public companies

I'd like to thank John Pool very much for his contribution over the past years as Chairman of Phynova John has provided a steady hand and manoeuvred us expertly through the intricacies of Corporate Governance during our inaugural year on AIM I'm pleased that John has agreed to remain on the Board for a period as a Non-Executive Director

Outlook

All major drug manufacturers have key products that are nearing the end of their patent lives, with pipeline candidates in short supply The industry is looking to smaller life science companies to provide the drugs of the future The acceptance of our IND by the FDA in January 2007 is a major milestone and further confirmation of the Phynova model to get new drugs into clinical trials in substantially less time than for conventional drugs and at a much lower cost As a British drug development company with operations in the UK and China, Phynova is well positioned to take advantage of its expertise in the development of botanical drugs and deliver them into markets throughout the world By building on the strong foundations laid down over the last twelve months, I intend to continue to focus on maximising Phynova's business potential and adding shareholder value

Finally, I'd like to take this opportunity to thank all stakeholders for their support over the past year and I look forward to another strong year for Phynova in 2007

ROBERT MILLER
15 MARCH 2007

BOTANIC CENTURY

Professor Chen Xie, CSO of Botanic Century

BOTANIC CENTURY IS A BOTANICAL DRUG DEVELOPMENT COMPANY BASED IN BEIJING'S ZHONGGUANCHUN SCIENCE AND TECHNOLOGY ZONE THAT WAS ESTABLISHED IN 2003 AS A SPIN OUT OF THE INSTITUTE FOR MEDICINAL PLANT DEVELOPMENT IN NOVEMBER 2006, PHYNOVA CHINA ACQUIRED A 45% HOLDING IN BOTANIC CENTURY

THIS EXCELLENT PARTNERSHIP HAS ALLOWED BOTH COMPANIES TO MAXIMIZE THEIR RESEARCH AND DEVELOPMENT POTENTIAL AND MARKET OPPORTUNITIES IN CHINA AND THE WEST PHYNOVA AND BOTANIC CENTURY ARE CURRENTLY CO-DEVELOPING A NUMBER OF DRUG CANDIDATES, PYN18 (HEPATITIS C) AND PYN6 (ANTIBACTERIAL)

PHYNOVA'S SCIENTISTS WORK CLOSELY WITH PROFESSOR CHEN AND HER TEAM OF SCIENTISTS AT BOTANIC CENTURY

BOARD OF DIRECTORS
PHYNOVA GROUP PLC

BOARD MEMBERS
LEFT TO RIGHT KARL WATKIN, ROBERT MILLER, STEPHEN MARSHALL, EDWARD BLAIR, ALAN BROWN, WILLIAM DOYLE, MICHAEL MARTIN AND JOHN POOL

PHYNOVA CHINA LIMITED

BOARD MEMBERS
LEFT TO RIGHT WILLIAM DOYLE CO-CHAIRMAN, REN DEQUAN CO-CHAIRMAN, ROBERT MILLER DIRECTOR AND ALAN BROWN DIRECTOR

Karl Watkin MBE, Chairman
Karl brings to the role of Chairman over 25 years' experience working in China, a market critical to Phynova's business strategy, and extensive public company experience. Until earlier this month, Karl was chairman of D1 Oils plc, a UK-based global producer of biodiesel, of which he was the founder and received an MBE for his services to UK exports in 1993. He will remain on the board as a non-executive director of D1 Oils. Other current directorships include non-executive director of China Goldmines plc, a gold resource company with a direct interest in a gold mining project in the province of Hunan, China. Karl also brings valuable expertise gained from the healthcare sector via Dermasalve Sciences plc, a developer of retail dermatology products, which he created in 2004, floated in January 2006 and currently serves as a non-executive director.

Robert Miller, Chief Executive Officer*
Robert has had over 20 years' experience in the natural products industry in both the United States and Europe. He is one of the main individuals responsible for the establishment of Chinese herbal medicine in the UK. He has had broad experience in the areas of product development, manufacturing, quality control and regulatory affairs relating to natural products. In 1997 he founded East West Biotech Limited, a company using proteomic technology for the development and quality control of botanical drugs whose assets were acquired by Oxford Natural Products Limited ("ONP") in 1999. Following the acquisition he was responsible for business development at ONP until October 2000.

Stephen Marshall, Chief Operating Officer
Stephen has a degree in Engineering Geology and Geotechnics and is a Chartered member of the Institution of Civil Engineers and the Institute of Materials, Mining and Metallurgy. He joined City Analytical Services Limited (an environmental chemical testing company) in 1994 and became managing director in 1996. He was instrumental in restructuring the business and raising development finance. The business was sold to a major UK plc in 2001.

Edward Blair PhD, Chief Science Officer
Edward is a molecular biologist/biochemist with 15 years' experience in the pharmaceutical industry, recently as director of applied diagnostics and surrogates at GlaxoSmithKline (GSK), and is also a visiting scholar at the University of Cambridge. He has been involved in all aspects of early phase drug development from target identification and routine compound screening through pre-clinical development and Phase II clinical trials. He has developed programmes that support the strategic integration of surrogate biomarkers into the drug development pipeline from candidate selection to approval and launch. His broad therapeutic area experience includes viral, respiratory, liver and neurodegenerative disease, and also cancer gene therapy, with research aspects conducted in collaboration with esteemed UK, European and US academic groups. He is an expert in the field of virology having edited two books on the subject and has published more than 30 primary papers.

Alan Brown, Finance Director/Company Secretary*
Alan has over 20 years' experience in finance and specialises in providing financial management and financial controls for medical research companies including Avidex, Ribostem and Prosurgics. Alan has a degree in accountancy and computer science, qualified as an accountant with Dunn & Bradstreet and is a fellow of the Institute of Certified Chartered Accountants.

William Doyle, Non-Executive Director*
William, the founder of Phynova, has spent the past ten years focusing on the healthcare market. His efforts led to the US$100 million financing of Enzymatic Therapy, Inc., where he served as vice-chairman, the creation of Integrative Therapeutics, Inc., a consolidation of professional distribution companies and the execution of Phynova's agreement with Hepusen in Beijing.

Michael Martin, Non-Executive Director
Michael has been a partner in Anvil Partners (now Anvil Partners LLP) since 1995 where he specialises in raising finance for management buy-outs and development capital. He previously spent 18 years in investment banking in London, New York, Paris and Dublin with Kleinwort Benson and Allied Irish Investment Bank and qualified as an accountant with Price Waterhouse.

John Pool, Non-Executive Director
John has extensive experience in establishing public companies in the medical sector. In 1981 he instigated and was programme manager for the flotation of the first private hospital in the UK, The West Yorkshire Clinic, now a part of Community Hospitals Group plc. In 1987 he founded a private company exploiting computer-aided molecular design in drug discovery which became a subsidiary of Proteus International plc in 1990. Having led the successful flotation of Proteus International plc on the Unlisted Securities Market of the London Stock Exchange, he served as its managing director and subsequently as deputy chairman, retiring in 1995. He is a director of The Medical House plc, Eirx Therapeutics plc (chairman), IDMOS plc (chairman) and Physiomics plc (chairman).

Ren Dequan, Co-Chairman**
Dr Ren Dequan, appointed as Co-Chairman since September 2006, former vice director of China's State Food and Drug Administration, and China's State Administration of Traditional Chinese Medicine, was president of China National Pharmaceutical Corporation. He worked closely with Wu Yi and represented China's pharmaceutical interests in the World Trade Organization negotiations and has been a frequent speaker at the Davos World Economic Forum on improving global healthcare.

* Also Director of Phynova China Limited
** Director of Phynova China Limited only

PYN17 SYMPTOMATIC RELIEF OF CHRONIC HEPATITIS C (CHC)

PYN17 is currently one of of the very few products in clinical development for CHC, targeting the symptoms and liver inflammation of this patient population, who at present have few treatment options The World Health Organisation (WHO) estimates that about 200 million people are infected with Hepatitis C Virus (HCV) with a global 170 million chronic suffers at risk of developing liver cirrhosis and/or liver cancer It calls HCV a "viral time bomb" In China there are according to Government estimates around 40 million HCV positive individuals Approximately half of Western patients receive a long-term benefit from the current "gold-standard" treatment of interferon plus ribavirin The unmet medical need thus remains very high and the market potential for a new effective treatment is substantial – more than US $10 billion by 2010 A clinical study conducted by Professor Graham Foster at the Royal London Hospital indicated that PYN17 was safe and effective in decreasing markers of liver inflammation In January this year our Investigational New Drug (IND) application was accepted by the US Food and Drug Administration (FDA), allowing us to conduct trials there The first study in the US will begin at five centres in May 2007 Proof of safety and efficacy in the US, widely accepted as the toughest, but largest, pharmaceutical market in the world, will allow us to bring PYN17 to the market there followed by other major markets The patent for PYN17 as a treatment for CHC was granted in July 2006 and is being pursued in other territories via the Patent Co-operation Treaty (PCT) Additionally, as PYN17 is unique in specifically targeting the symptoms of CHC, the possibility of combination therapy with peginterferon and ribavirin which only target the virus, is a further substantial opportunity

PYN17 CONSTIUENTS

THE USE OF VIRUS REPLICATION SCREENING ALLOWS US TO ASSESS THE DIRECT POTENCY OF PYN17 AND ITS COMPONENTS ON THE VIRAL CAUSE OF CHRONIC HEPATITIS C (CHC)

PYN17 HEPATITIS C & PYN18 ANTI-VIRAL

PYN18 FOR HEPATITIS C VIRUS (HCV)

PYN18 is a novel potential anti-viral treatment for HCV identified by Phynova through use of a surrogate HCV replication assay, called a replicon PYN18 is comprised of highly purified active fractions, which have shown good antiviral activity in the replicon assay Methods to facilitate manufacturing-scale production are also being developed In contrast to PYN17, PYN18 has a product profile similar to the small molecular antiviral entities being developed by Vertex, Medivir and several other biotechs Like HIV treatment regimens, it is likely that optimal treatment of HCV will require a combination of therapies Understanding the mode-of-action of PYN18 is a major objective in the coming year for Phynova A patent is pending on PYN18 for inhibition of HCV

PHYNOVA'S ACTIVITY-GUIDED PURIFICATION PROCESS ALLOWS US TO EFFECTIVELY IDENTIFY ACTIVE DRUG CANDIDATES

HEPATITIS C IS COMPARABLE TO A "VIRAL TIME BOMB" THE WORLD HEALTH ORGANISATION (WHO) ESTIMATES THAT ABOUT 200 MILLION PEOPLE, 3% OF THE WORLD'S POPULATION, ARE INFECTED WITH HEPATITIS C VIRUS (HCV) AND 3 TO 4 MILLION PERSONS ARE NEWLY INFECTED EACH YEAR

BSIP, Cavallini James/Science Photo Library

PYN22 OBESITY/FATTY LIVER DISEASE

Obesity is a huge medical problem worldwide, particularly in developed countries One of the increasingly recognised complications of obesity is non-alcoholic fatty liver disease (NAFLD), which can lead to liver cirrhosis and hepatocellular carcinoma Currently there is no specific treatment for NAFLD and there remains a high unmet medical need The worldwide obesity market is predicted to exceed US$3 billion by 2010 Phynova has, on the basis of data from China, its own gene expression profiling and advice from its scientific advisory panel, decided to pursue a primary therapeutic indication of NAFLD for PYN22 In addition to addressing the unmet market demand, with few competitors, this indication will allow for more objective clinical endpoints and thus a clear cut trial outcome The deposition of high levels of fat in the liver, as the result of a number of metabolic disorders and/or poor diet, leads to an inflammation that progresses to cirrhosis and liver cancer if left untreated PYN22 is a highly purified active fraction from a single plant extract and is already developed into an acceptable dosage form The potential market for NAFLD is currently at least US $1 billion and rising to several US $ billion by 2010 Pre-clinical testing of PYN22, to confirm safety and efficacy data from China, is very promising and we expect to begin our first clinical study late in 2007

OBESITY IS AMONGST THE FASTEST RISING DISEASE INDICATIONS IN THE WESTERN WORLD AND IS EVIDENT IN THE INCREASED PREVALENCE OF DIABETES AND FATTY LIVER DISEASE

PYN9 POST-OPERATIVE ILEUS

Developed by Botanic Century, this candidate has shown excellent pre-clinical efficacy A clinical trial application has already been filed in China Post-operative ileus, a form of bowel obstruction/ hypomotility associated with surgery and particularly use of opiate pain killers, is a near universal phenomenon that is an important cause of post-operative morbidity and delayed hospital discharge

A range of measures, including epidural anaesthesia and reduced opiate use, have been shown to be of some benefit Recent studies indicating the benefits of peripherally acting opiate antagonists and the importance of the inflammatory response in gut muscle in mediating ileus have indicated that pharmaceutical intervention is both feasible and appropriate

THERE IS CURRENTLY AN UNMET MEDICAL NEED FOR THE TREATMENT OF ARRESTED BOWEL FUNCTION FOLLOWING ABDOMINAL SURGERY PHYNOVA'S SCIENTIFIC INVESTIGATIONS INTO THIS CONDITION SUGGEST THAT THEIR NEW THERAPEUTIC APPROACH SHOWS GREAT PROMISE

PYN9 POST-OPERATIVE ILEUS & PYN5 RSV/FLU

PYN5 RESPIRATORY TRACT INFECTIONS (RTIS)

PYN5, based on a widely used product in China, is a treatment for respiratory tract infections such as pneumonia, acute bronchitis, and RSV-associated lung disease, which is a leading cause of viral death in children The three plant extract formulation combines anti-viral, anti-bacterial and anti-inflammatory properties such that PYN5 may also have an indication in treating bacterial sepsis Our own study showed that one of the individual extracts in PYN5 was able to inhibit the SARS Coronavirus and a patent was filed on this basis

CELL CULTURE ASSAYS HAVE SHOWN THAT ONE COMPONENT OF PYN5 HAS POTENT ANTIVIRAL ACTIVITY, AS DEMONSTRATED FOR EXAMPLE WITH THE CORONAVIRUS BEHIND THE RECENT SARS OUTBREAKS

PYN6 BACTERIAL INFECTIONS

An estimated 100,000 UK patients per annum contract an antibiotic-resistant infection while in hospital The reported cost to the NHS of treating these infections is believed to exceed £1 billion With the sharp increase of so-called "super-bugs" such as MRSA in hospitals, there is a major need for new anti-bacterial treatments PYN6 has been found in screening assays conducted in China and the UK to have activity against major classes of pathogenic bacteria, including MRSA, that have acquired resistance to current front-line antibiotics Phynova plans to commence a clinical study in 2008 PYN6 is an active fraction isolated from a single plant

PREVENTING THE GROWTH OF PATHOGENIC BACTERIA THAT NO LONGER RESPOND TO CURRENT FRONT-LINE ANTIBIOTICS IS AN IMPORTANT UNMET NEED IN HOSPITAL-ACQUIRED INFECTIONS

PYN6 ANTIBACTERIAL & PYN7 CANCER

J W Schuler/Science Photo Library

PYN7 CANCER

PYN7 is based on a medicine used in China In a series of cell-based screens performed by Phynova, PYN7 showed activity against a number of cancer cell lines at a potency consistent with selective cytotoxicity Development work in collaboration with the Institute of Cancer Studies (Birmingham) indicates a mode-of-action that may offer an effective combination with existing therapies, and further pre-clinical studies are already scheduled for 2007 On 5 February 2007, Phynova signed a collaboration and service agreement with the Hong Kong Jockey Club Institute of Chinese Medicine Limited (HKJCICM) to develop novel anti-cancer drugs based on Chinese medicine

SELECTIVE CYTOTOXICITY IS THE KEY TO ABLATION OF SOLID TUMOUR GROWTH IN THE LUNGS, SKIN AND OTHER TISSUES

DIRECTORS' REPORT

The Directors present their report together with the audited financial statements for the year ended 30 September 2006

Results and dividends
The profit and loss account is set out on page 18 and shows the loss for the year

The Directors do not recommend the payment of a dividend (2005 nil)

Principal activities, review of business and future developments
The Group's principal activity is that of a developer of pharmaceuticals derived from Chinese botanical drugs targeting viral and infectious diseases and cancer

The Group now has a well developed portfolio of products derived from proven Chinese botanical drugs that address major unmet needs in Western medicine

Commercialisation will be achieved through licensing deals to major pharmaceutical companies which will then take the products through final trials and to market The Group is very encouraged by the enquiries it has already received regarding the licensing of its two lead products, PYN17 and PYN18

Developments in 2006 have reinforced the Directors' opinion that the market for pharmaceuticals derived from medicinal plants and developed at relatively low cost is one with enormous potential The Chinese market is proving particularly interesting It is the intention of the Directors to take full advantage of Phynova's strength in this field and the emerging Chinese market in the coming year

Principal risks and uncertainties
Phynova is able to reduce the risk associated with pharmaceutical drug development with its portfolio of seven drugs in development and a further three development drugs following the investment in Botanic Century The Company's cash balance will enable the business to fulfil its current development programme into 2008

Policy and practice on the payment of creditors
The Company does not subscribe to a particular code but follows a policy whereby it agrees appropriate terms and conditions for its business transactions with suppliers Payments are then made on these terms, subject to the terms and conditions being met by suppliers At the balance sheet date the trade creditors value was £101,546, representing 48 creditor days

Post balance sheet events
On 5 October 2006, the Company raised £2,539,499 through the placing of 3,385,999 Ordinary shares of 1p each at 75p per share The net proceeds of the Placing were partly used for the establishment of Phynova China Limited, a wholly owned Hong Kong based subsidiary, through which Phynova conducts its commercial activities in China This has provided a crucial Chinese base for the Company The first transaction for Phynova China Limited, was the acquisition of a 45 per cent purchase of Botanic Century, a Beijing based drug development Company specialising in botanic-based products sourced in China for a cash consideration of £531,000 The agreement was completed on 14 November 2006 and includes an option to license Botanic Century's novel anti-bacterial drug candidate for Western markets In addition, Botanic Century has a pipeline of three new drug candidates currently being developed for the Chinese market, including a novel treatment for post-operative peristalsis, which is expected to be licensed for use in China within the next two years

Further share and share option movements are detailed in note 2 to the financial statements

Charitable and political donations
During the year the Group made charitable donations of £200 to charities serving the community in which the Group operates No political donations were made

Research and development
Research and Development expenses amounted to £497,799 (2005 £243,253) all of which was written off during the year

Directors' indemnity insurance
The Company had Directors' and Officers' Liability insurance policy in force during the year

Financial Instruments
Details of the financial instruments held by the Company and its subsidiary undertaking are contained in note 23 of the financial statements

Directors

The Directors who held office at the end of the year had the following interests in the shares of the Company recorded in the register of Directors' share and share options

	Ordinary shares of 1p each 30 September 2006 Number	30 September 2005 Number	Note	Share Options 30 September 2006 Number	30 September 2005 Number
R Miller	845,853	845,853		-	-
M Martin	876,485	876,485	(1)	615,520	615,520
			(2)	73,800	73,800
			(3)	81,960	81,960
			(4)	70,000	70,000
			(5)	23,450	23,450
			(6)	60,000	60,000
			(12)	30,417	-
M Fowler	451,840	451,840		-	-
W Doyle	1,714,307	1,714,307	(1)	22,640	22,640
S Marshall	793,395	793,395	(1)	410,120	410,120
			(2)	273,400	273,400
			(7)	20,000	20,000
E Blair	-	-	(8)	37,080	37,080
			(9)	12,000	12,000
			(4)	9,000	9,000
			(6)	18,000	18,000
J Pool			(10)	100,000	100,000
A Brown	13,000	13,000	(11)	50,000	-

On 14 December 2006, M Fowler resigned and K Watkin was appointed to the Board of Directors On 29 January 2007 J Pool resigned as Chairman and K Watkin was appointed Chairman J Pool continues as a Non-Executive Director of the Company

The share options are exercisable between the following dates and at the following rates

(1) 23 September 2004 and 9 February 2007 at 36 57p
(2) 23 September 2004 and 15 April 2007 at 36 57p
(3) 23 September 2004 and 14 June 2007 at 36 57p
(4) 31 March 2005 and 31 March 2008 at 50p
(5) 22 September 2005 and 22 September 2008 at 50p
(6) 30 September 2005 and 30 September 2008 at 50p
(7) 31 January 2005 and 31 January 2008 at 50p
(8) 23 September 2004 and 12 July 2007 at 36 57p
(9) 31 January 2005 and 31 January 2008 at 36 57p
(10) 28 February 2005 and 28 February 2008 at 50p
(11) 13 February 2006 and 13 February 2009 at 50p
(12) 27 February 2006 and 27 February 2009 at 60p

The movements in Directors' share and share options since the year end are detailed in note 2 to the financial statements

Directors' responsibilities
The Directors are responsible for preparing the Report and the financial statements in accordance with applicable law and United Kingdom Generally Accepted Accounting Practice

Company law requires the Directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Group and Company and of the profit or loss for that period In preparing those financial statements, the Directors are required to

- select suitable accounting policies and then apply them consistently,
- make judgements and estimates that are reasonable and prudent,
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements, and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985 They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities

Financial statements are published on the Group's website in accordance with legislation in the United Kingdom governing the preparation and dissemination of financial statements, which may vary from legislation in other jurisdictions The maintenance and integrity of the Group's website is the responsibility of the Directors The Directors' responsibility also extends to the ongoing integrity of the financial statements contained therein An electronic copy of these financial statements is available on the Company website www phynova com

Auditors
All of the current Directors have taken all the steps that they ought to have taken to make themselves aware of any information needed by the Company's auditors for the purpose of their audit and to establish that the auditors are aware of that information The Directors are not aware of any relevant audit information of which the auditors are unaware

BDO Stoy Hayward LLP were appointed as auditors during the period and have expressed their willingness to continue in office A resolution to re-appoint them will be proposed at the Annual General Meeting

By order of the Board

R Miller
Director
15 March 2007

INDEPENDENT AUDITOR'S REPORT TO THE SHAREHOLDERS OF PHYNOVA GROUP PLC

We have audited the Group and parent Company financial statements (the "financial statements") of Phynova Group plc for the year ended 30 September 2006 which comprise the Consolidated Profit and Loss Account, the Consolidated and Company Balance Sheets, the Consolidated Cash Flow Statement and the related notes These financial statements have been prepared under the accounting policies set out therein

Respective responsibilities of directors and auditors
The Directors' responsibilities for preparing the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland)

We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Act 1985 and whether the information given in the Directors' Report is consistent with those financial statements We also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed

We read other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements within it The other information comprises the Directors' Report, Chairman's Statement and the Chief Executive's Review We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements Our responsibilities do not extend to any other information

Our report has been prepared pursuant to the requirements of the Companies Act 1985 and for no other purpose No person is entitled to rely on this report unless such a person is a person entitled to rely upon this report by virtue of and for the purpose of the Companies Act 1985 or has been expressly authorised to do so by our prior written consent Save as above, we do not accept responsibility for this report to any other person or for any other purpose and we hereby expressly disclaim any and all such liability

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements

Opinion
In our opinion

- the Group financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Group's affairs as at 30 September 2006 and of its loss for the year then ended,
- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the parent company's affairs as at 30 September 2006,
- the financial statements have been properly prepared in accordance with the Companies Act 1985, and
- the information given in the Directors' Report is consistent with the financial statements

BDO Stoy Hayward LLP

BDO Stoy Hayward LLP
Chartered Accountants and Registered Auditors
Birmingham
15 March 2007

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 30 SEPTEMBER 2006

	Note	12 Months ended 30 September 2006 £	15 Months ended 30 September 2005 £
Turnover		-	-
Cost of sales – research and development		497,799	243,253
Gross Loss		497,799	243,253
Administrative expenses		1,034,147	363,400
AIM Listing expenses		131,781	-
Total administrative expenses		1,165,928	363,400
Operating loss		(1,663,727)	(606,653)
Interest receivable and similar income		24,708	-
Interest payable and similar charges	8	(1,417)	-
Loss on ordinary activities before and after taxation	3	(1,640,436)	(606,653)
Basic and diluted loss per share	2	(13 6p)	(8 7p)

The Company has no recognised gains and losses other than those shown above All amounts relate to continuing activities

The notes on pages 22 to 31 form part of the financial statements

CONSOLIDATED BALANCE SHEET
AT 30 SEPTEMBER 2006

	Note	30 September 2006 £	30 September 2006 £	30 September 2005 As restated £	30 September 2005 As restated £
Fixed assets					
Tangible assets	9		7,590		2,165
Current assets					
Debtors	12	254,400		204,721	
Cash at bank and in hand		1,977,967		28,778	
		2,232,367		233,499	
Creditors amounts falling due within one year	13	(206,533)		(217,090)	
Net current assets			2,025,834		16,409
Total assets less current liabilities			2,033,424		18,574
Provision for liabilities	14		371,183		236,120
			1,662,241		(217,546)
Capital and reserves					
Called up share capital	15		147,998		76,197
Share premium account	16		3,497,856		302,007
Warrant Reserve	16		369,459		116,886
Merger difference reserve	16		642,711		642,711
Profit and loss account	16		(2,995,783)		(1,355,347)
Shareholders' funds	17		1,662,241		(217,546)

These financial statements were approved by the Board of Directors and authorised for issue on 15 March 2007 and were signed on its behalf by

R Miller
Director

The notes on pages 22 to 31 form part of the financial statements

COMPANY BALANCE SHEET
AT 30 SEPTEMBER 2006

	Note	30 September 2006 £	30 September 2006 £	30 September 2005 As restated £	30 September 2005 As restated £
Fixed assets					
Investments	10		67,305		65,932
Current assets					
Debtors	12	1,286,811		432,202	
Cash at bank and in hand		1,891,478		2	
		3,178,289		432,204	
Creditors amounts falling due within one year	13	-		(3,046)	
Net current assets			3,178,289		429,158
Total assets less current liabilities			3,245,594		495,090
Provision for liabilities	14		28,008		-
			3,217,586		495,090
Capital and reserves					
Called up share capital	15		147,998		76,197
Share premium account	16		3,497,856		302,007
Warrant Reserve	16		369,459		116,886
Profit and loss account			(797,727)		-
Shareholders' funds	17		3,217,586		495,090

These financial statements were approved by the Board of Directors and authorised for issue on 15 March 2007 and were signed on its behalf by

R Miller
Director

The notes on pages 22 to 31 form part of the financial statements

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 SEPTEMBER 2006

	Note	12 Months ended 30 September 2006 £	15 Months ended 30 September 2005 £
Net cash outflow from operating activities	20	(1,586,394)	(453,568)
Returns on investments and servicing of finance			
Interest received		24,708	-
Interest paid and similar charges		(1,417)	-
Net cash inflow from returns on investment and servicing of finance		23,291	-
Capital expenditure and financial investment			
Purchase of tangible fixed assets	9	(7,931)	(725)
Net cash outflow from capital expenditure and financial investment		(7,931)	(725)
Cash outflow before financing		(1,571,034)	(454,293)
Financing			
Issue of ordinary share capital	17	4,198,342	462,030
Share issue expenses	17	(678,119)	(32,872)
Net cash inflow from financing		3,520,223	429,158
Increase/(decrease) in cash	22	1,949,189	(25,135)

The notes on pages 22 to 31 form part of the financial statements

NOTES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2006

1 Accounting policies

Basis of preparation

The financial statements have been prepared under the historical cost convention, and in accordance with United Kingdom Generally Accepted Accounting Policies A summary of the principal Group accounting policies, which have been applied consistently except as stated, is set out below

In preparing these financial statements the Group has adopted for the first time FRS 21 "events after the balance sheet date" and FRS 25 "Financial Instruments Disclosure and Presentation (The Group has only adopted the presentational requirements of this standard) Adopting these standards does not have any impact of the financial statements at 30 September 2006 or 30 September 2005

Phynova is a research and development based biopharmaceutical business which expects to incur further losses until revenues from royalty income, milestone payments and product sales exceed expenditure on the product portfolio as well as overheads and administrative costs The Directors believe that the Group has sufficient funds for the foreseeable future, therefore the financial statements have been prepared on the going concern basis

Basis of consolidation

The consolidated financial statements of the Group include the accounts of Phynova Group plc and all of its subsidiary undertakings (together, the "Group"), made up to 30 September 2006 InterCompany transactions are eliminated on consolidation and the consolidated accounts reflect external transactions only

Accounting Periods

The current accounting period covers the 12 months ended 30 September 2006 Prior accounting period covers the 15 months from 1 July 2004 to 30 September 2005

Merger Accounting

Where merger accounting is used, the investment is recorded in the Company's balance sheet at the nominal value of the shares issued together with the fair value of any additional consideration paid

In the Group financial statements, merged subsidiary undertakings are treated as if they had always been a member of the Group The result of such a subsidiary are included for the whole period in the period it joins the Group The corresponding figures for the previous year include its results for that period, the assets and liabilities at the previous balance sheet date and the shares issued by the Company as consideration as if they had always been in issue Any differences between the nominal value and share premium of the shares acquired by the Company and those issued by the Company to acquire them is taken to reserves

Research and development

Research and development expenditure is written off as incurred

Deferred Taxation

Deferred tax balances are recognised in respect of all timing differences that have originated but not reversed by the balance sheet date except that the recognition of deferred tax assets is limited to the extent that the Group anticipates making sufficient taxable profits in the future to absorb the reversal of the underlying timing differences

Deferred tax balances are not discounted

Fixed assets and depreciation

Depreciation is provided by the Company to write off the cost less the estimated residual value of tangible fixed assets by equal instalments over their estimated useful economic lives as follows

Fixtures and fittings	Over 3 years straight line
Office furniture	Over 3 years straight line
Scientific equipment	Over 3 years straight line

1 Accounting policies continued

Foreign currencies

Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of exchange transaction Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account

Financial Instruments

Financial instruments are measured initially and subsequently at cost Short term debtors and creditors have been excluded from the financial instrument disclosures in note 23

Operating leases

Rental charges for operating leases are charged to the profit and loss account on a straight line basis over the life of the lease

Turnover

The Group has not yet received or accrued any turnover

Simultaneous Issue of Shares and Warrants

Where shares and warrants are issued simultaneously and the warrants can be transferred, cancelled or redeemed independently of the shares, then the related proceeds are apportioned to the shares and warrants in accordance with Financial Reporting Standard 4 "Capital Instruments" This apportionment is based upon the fair value of the warrants at the date of issue The proceeds allocated to the warrants are credited to a warrant reserve On the exercise of the warrants a transfer is made from the warrant reserve to the share premium account

National Insurance on Share Options

To the extent that the share price at the balance sheet date is greater than the exercise price on options granted under unapproved schemes, provision for any National Insurance contributions has been made based on the prevailing rate of National Insurance The provision is accrued over the performance period attaching to the award

Share based payments

When share options are granted a charge is made to the Group profit and loss account to record the fair value of the awards on a similar basis to UITF Abstract 17 "Employee Share Schemes" No charge has been made to date as the exercise price of all share options granted has been equal to the Company's share price at the date of award

2 Loss per share

The calculation of the basic and diluted loss per share is based on the loss on ordinary activities after tax and on the weighted average number of ordinary shares in issue during the period The loss and weighted average number of shares used in the calculation are set out below

Basic and diluted loss per share	Loss £	Weighted average number of shares	Loss per share pence
Twelve months ended 30 September 2006	**(1,640,436)**	**12,027,943**	**(13 6)**
Fifteen months ended 30 September 2005	(606,653)	6,952,913	(8 7)

At 30 September 2006, the Company had 7,210,560 share options outstanding, representing 32 7% of the Company's enlarged share capital, on the basis of all the share options being exercised before expiration The share options have not been included in the calculation of the diluted loss per share as they would dilute a loss

On 5 October 2006, the Company issued 3,385,999 ordinary shares On 9 February 2007, W Doyle, M Martin and S Marshall exercised options over 10,000, 150,000 and 410,120 shares respectively The shares were issued on 19 February 2007 On 19 February 2007, K Watkin was granted share options over 500,000 shares at £1 per share and 500,000 shares at £1 50 per share On the same date he also acquired 105,560 shares On 19 February 2007, 81,960 options were exercised by other shareholders

3 Loss on ordinary activities before taxation

	12 Months ended 30 September 2006 £	15 Months ended 30 September 2005 £
Loss on ordinary activity before taxation is stated after charging		
Research and development – current period's expenditure	497,799	243,253
Depreciation of tangible fixed assets	2,506	1,827
Auditor's remuneration – Group		
Audit fees	24,000	6,000
Taxation fees	10,500	4,250
Services relating to corporate finance	51,932	-
(included in AIM flotation costs, deducted from share premium account £20,834)		
Auditor's remuneration – Company		
Audit fees	5,000	1,000
Taxation fees	3,000	1,000
Services relating to corporate finance	51,932	-
(included in AIM flotation costs, deducted from share premium account £20,834)		

4 Staff numbers and costs

The average number of persons employed including Executive Directors during the year, analysed by category, was as follows

	Group		Company	
	12 Months ended 30 September 2006 £	15 Months ended 30 September 2005 £	12 Months ended 30 September 2006 £	15 Months ended 30 September 2005 £
Directors	3	2	3	2
Others	3	-	3	-
	6	2	6	2

The aggregate payroll costs of these persons were as follows

	Group 12 Months ended 30 September 2006 £	Company 12 Months ended 30 September 2006 £	Group 15 Months ended 30 September 2005 £	Company 15 Months ended 30 September 2005 £
Wages and salaries	366,208	366,208	see below	see below
Social security costs	43,636	43,636		
	409,844	409,844		

Other than the Directors' emoluments disclosed in note 5, the Company and the Group did not incur any staff costs for the 15 months ended 30 September 2005

5 Directors' remuneration

	12 Months ended 30 September 2006 £	15 Months ended 30 September 2005 £
Directors' emoluments	**381,693**	152,116

The highest paid Director received emoluments of £135,001(2005 £110,005) excluding pension contributions of £nil (2005 £nil)

Details of consultancy services provided by entities in which any Director holds an interest are disclosed in note 18 Included in the above amount is £78,668 (2005 £132,110), which has been paid to third party companies, which the Directors control, for the services of those Directors Non consultancy payments of £47,702 (2005 £20,006) were also made

6 Taxation on loss on ordinary activities
The tax assessed for the period is higher than the standard rate of corporation tax in the UK The differences are explained below

	12 Months ended 30 September 2006 £	15 Months ended 30 September 2005 £
Loss on ordinary activities before tax	**(1,640,436)**	(606,653)
Loss on ordinary activities at the standard rate of corporation tax in the UK of 30% (2005 30%)	**(492,131)**	(181,996)
Effect of		
Expenses not deducted for tax purposes	**50,285**	842
Research and development relief	**(70,206)**	(25,097)
Capital allowances in (excess)/deficit of depreciation	**752**	548
Tax losses carried forward	**511,300**	205,703
Current tax charge for period	**0**	0

There is no deferred tax in either the current or prior period

The Directors are not aware of any factors which may affect future tax charges

The Group has tax losses of approximately £3,223,120 (2005 £1,515,000) to carry forward against profits of the same trade The related deferred tax asset of £966,936 (2005 £454,500) has not been recognised on the basis that its future economic benefit is not certain

7 Loss for the financial year
The Company has taken advantage of the exemption allowed under section 230 of the Companies Act 1985 and has not presented its own profit and loss account in these financial statements The Group loss for the year includes a loss after tax of £797,727 (2005 £nil) which is dealt with in the financial statements of the parent Company

8 Interest Payable and similar charges

	12 Months ended 30 September 2006 £	15 Months ended 30 September 2005 £
Bank Interest payable and similar charges	(1,417)	–

9 Tangible fixed assets
Group

	Fixtures and fittings £	Office equipment £	Scientific equipment £	Total £
Cost				
At 30 September 2005	1,065	4,448	695	6,208
Additions	1,503	6,428	–	7,931
At 30 September 2006	**2,568**	**10,876**	**695**	**14,139**
Depreciation				
At 1 October 2005	976	2,797	270	4,043
Charged in year	142	2,074	290	2,506
At 30 September 2005	1,118	4,871	560	6,549
Net book value				
At 30 September 2006	**1,450**	**6,005**	**135**	**7,590**
At 30 September 2005	444	2,167	425	2,165

10 Fixed Asset Investments
Companies

	Group undertakings £
Cost at 30 September 2005	65,932
Addition	1,373
Cost at 30 September 2006	**67,305**

The investment represents a 100% interest in Phynova Limited, a company registered in England and Wales and the addition relates to a 100% interest in Phynova China Limited, a company registered in Hong Kong The companies' principal activities are that of drug development

11 Operating Lease Commitments

The following payments in relation to land and buildings are committed to be paid within one year

	12 Months ended 30 September 2006 £	15 Months ended 30 September 2005 £
Expiring		
Between two and five years	**37,973**	–

12 Debtors

	Group 30 September 2006 £	Group 30 September 2005 £	Company 30 September 2006 £	Company 30 September 2005 £
Amounts owed by Group undertakings	**–**	–	**1,286,624**	362,017
Other debtors and prepayments	**254,400**	204,721	**187**	70,185
	254,400	204,721	**1,286,811**	432,202

13 Creditors amounts falling due within one year

	Group 30 September 2006 £	Group 30 September 2005 £	Company 30 September 2006 £	Company 30 September 2005 £
Trade creditors	**101,546**	186,744	**–**	–
Taxation and social security	**37,804**	–	**–**	–
Accruals and deferred income	**67,183**	30,346	**–**	3,046
	206,533	217,090	**–**	3,046

14 Provision for liabilities

Group

	Taxation and social security provisions £	National Insurance on share options £	Total £
Balance at 1 October 2005	236,120	–	236,120
Charge to the profit and loss account	107,055	28,008	135,063
Balance at 30 September 2006	**343,175**	**28,008**	**371,183**

Company

	National Insurance on share options £
Balance at 1 October 2005	**–**
Charge to the profit and loss account	28,008
Balance at 30 September 2006	**28,008**

The taxation and social security provision relates to a potential taxation and social security liability that may arise as a result of payments made by the Group for consultancy services The amount payable is yet to be agreed and as a consequence, the timing of payment is uncertain An amount of £173,528 (2005 £127,227) is recoverable against the provision and is included within debtors

15 Share capital

Authorised share capital

	30 September 2006 £	30 September 2005 £	30 September 2006 Number	30 September 2005 Number
Ordinary shares of 1p each	**350,000**	175,000	**35,000,000**	17,500,000

On the 22 December 2005 the authorised share capital was increased by 17,500,000 ordinary shares of 1p each, ranking equally with the existing share capital of the Company

Allotted, called up and fully paid share capital

	Allotted, called up and fully paid 30 September 2006 Number	Allotted called up and fully paid 30 September 2005 Number	Allotted, called up and fully paid 30 September 2006 £	Allotted, called up and fully paid 30 September 2005 £
Ordinary shares of 1p each	**14,799,570**	7,619,555	**147,998**	76,197

	Number	Issue Price £	Ordinary shares of 1p each £
In issue at 30 September 2005	7,619,555	–	76,197
Shares issued on 2 November 2005	5,679	0 50	57
Shares issued on 9 December 2005	600,000	0 50	6,000
Shares issued on 24 January 2006	491,000	0 50	4,910
Shares issued on 27 February 2006	6,083,336	0 60	60,834
In issue at 30 September 2006	14,799,570	–	147,998

At 30 September 2006, the following share options were outstanding in respect of the ordinary shares

Date of grant	Number of warrants	Number of options	Period of option	Price per share
23 September 2004	2,006,960	27,280	September 2004 – February 2007	36 57p
23 September 2004	347,200	19,160	September 2004 – April 2007	36 57p
23 September 2004	–	81,960	September 2004 – June 2007	36 57p
23 September 2004	–	37,080	September 2004 – July 2007	36 57p
31 January 2005	–	21,834	January 2005 – January 2008	36 57p
31 January 2005	230,000	–	January 2005 – January 2008	50p
28 February 2005	293,000	113,000	February 2005 – February 2008	50p
31 March 2005	–	154,220	March 2005 – March 2008	50p
22 September 2005	277,274	–	September 2005 – September 2008	50p
30 September 2005	209,980	144,700	September 2005 – September 2008	50p
9 December 2005	1,200,000	–	December 2005 – December 2008	50p
24 January 2006	983,000	136,750	January 2006 – January 2009	50p
13 February 2006	–	50,000	February 2006 – February 2009	50p
27 February 2006	–	877,162	February 2006 – February 2009	60p
	5,547,414	**1,663,146**		

Details of share and share option movements since the year end are included in note 2

16 Reserves

Group

	Share premium account £	Warrant reserve as restated £	Merger difference reserve £	Profit and loss account £
At 30 September 2005 as previously stated	418,893	–	642,711	(1,355,347)
Prior year adjustment – warrant reserve	(116,886)	116,886	–	–
At 30 September 2005 as restated	302,007	116,886	642,711	(1,355,347)
Premium on shares issued during the period (less expenses)	3,448,422	–	–	–
Warrant reserve	(252,573)	252,573	–	–
Loss for year	–	–	–	(1,640,436)
At 30 September 2006	**3,497,856**	**369,459**	**642,711**	**(2,995,783)**

Share issue expenses amounting to £678,119 have been deducted from the share premium account The prior year warrant adjustment relates to the previous issue of share options to option holders

Company

	Share premium account £	Warrant reserve as restated £	Profit and loss account £
At 30 September 2005 as previously stated	418,893	–	–
Prior year adjustment – warrant reserve	(116,886)	116,886	–
At 30 September 2005 as restated	302,007	116,886	–
Premium on shares issued during the period (less expenses)	3,448,422	–	–
Warrant reserve	(252,573)	252,573	–
Loss for year	–	–	(797,727)
At 30 September 2006	**3,497,856**	**369,459**	**(797,727)**

Share issue expenses amounting to £678,119 have been deducted from the share premium account

17 Reconciliation of movements in shareholders' funds

	Group 12 months ended 30 September 2006 £	Group 15 months ended 30 September 2005 £	Company 12 months ended 30 September 2006 £	Company 12 months ended 30 September 2005 £
Loss for the period	**(1,640,436)**	(606,653)	**(797,727)**	–
Issue of shares	**71,801**	10,265	**71,801**	76,197
Premium on shares issued during the period (less expenses)	**3,448,422**	418,893	**3,448,422**	418,893
Net (deductions from)/additions to shareholders' funds	**1,879,787**	(177,495)	**2,722,496**	495,090
Opening shareholders' funds	**(217,546)**	(40,051)	**495,090**	–
Closing shareholders' funds	**1,662,241**	(217,546)	**3,217,586**	495,090

18 Related party disclosures

Related party transactions and balances in which certain Directors have an interest

	Purchases from related party 2006 £	Purchases from related party 2005 £	Amounts owed to related party 2006 £	Amounts owed to related party 2005 £
Swerford Consulting	20,001	100,005	–	–
Blair-Biomedical Consulting	33,302	30,925	–	24,044
Anvil Partners LLP	45,637[1]	5,687	41,375	1,257
Anvil Partners LLP	136,500[2]			
Wellbeach Associates	27,679	1,180	2,569	634
Integrated Medicines	4,000	–	–	–
Alan Brown	45,726	20,006	–	4,879

(1) Purchases
(2) Commission

- R Miller, a Director of both Phynova Group Public Limited Company and Phynova Limited, has a material interest in Swerford Consulting, an entity that provides consultancy services to Phynova Limited
- E Blair, a Director of both Phynova Group Public Limited Company and Phynova Limited, has a material interest in Blair-Biomedical Consulting and Integrated Medicines, entities that provides consultancy services to Phynova Limited
- M Martin, a Director of both Phynova Group Public Limited Company and Phynova Limited, is a member of Anvil Partners LLP, a limited liability partnership that provides consultancy services to Phynova Limited The £136,500 relates to fees received on fundraising prior to Aim Admission in February 2006
- J Pool, a Director of both Phynova Group Public Limited Company and Phynova Limited, has a material interest in Wellbeach Associates, an entity that provides consultancy services to Phynova Limited
- A Brown is a Director of Phynova Group Public Limited Company and he provides consultancy services to Phynova Limited

The Directors consider the above transactions to be at arm's length

The following amounts are included in debtors and represent the potential amounts recoverable against the taxation and social security provision as detailed in note 14

	2006 £	2005 £
R Miller	105,196	78,518
E Blair	23,138	14,871
A Brown	21,938	8,670

19 Post balance sheet events

On 5 October 2006, the Company raised £2,539,499 through the placing of 3,385,999 Ordinary shares of 1p each at 75p per share The net proceeds of the placing were partly used for the establishment of Phynova China Limited, a wholly owned Hong Kong based subsidiary, through which Phynova conducts its commercial activities in China This has provided a crucial Chinese base for the Company The first transaction for Phynova China Limited, was the acquisition of a 45% purchase of Botanic Century, a Beijing based drug development Company specialising in botanic-based products sourced in China for a cash consideration of £531,000 The agreement was completed on 14 November 2006 and includes an option to license Botanic Century's novel anti-bacterial drug candidate for Western markets In addition, Botanic Century has a pipeline of three new drug candidates currently being developed for the Chinese market, including a novel treatment for post-operative peristalsis, which is expected to be licensed for use in China within the next two years

20 Reconciliation of operating loss to net cash outflow from operating activities

	12 Months ended 30 September 2006 £	15 Months ended 30 September 2005 £
Operating loss	(1,683,727)	(606,653)
Depreciation of tangible fixed assets	2,506	1,827
Decrease in debtors	(49,679)	(199,025)
Increase/(decrease) in creditors	(10,557)	114,163
Increase in provisions	135,063	236,120
Net cash outflow from operating activities	(1,586,394)	(453,568)

21 Reconciliation of net cash flow to movement in net funds

	12 Months ended 30 September 2006 £	15 Months ended 30 September 2005 £
Increase/(decrease) in cash	1,949,189	(25,135)
Movement in net funds	1,949,189	(25,135)
Opening net funds	28,778	53,913
Closing net funds	1,977,967	28,778

22 Analysis of net funds

	At 30 September 2005 £	Cash flow £	At 30 September 2006 £
Cash at bank and in hand	28,778	1,949,189	1,977,967

23 Financial Instruments

Operations and working capital requirements are financed by shareholding investments

Cash held by the Group is deposited in a non-fixed interest rate account generating interest at an average of 2% below Bank of England base rate

With the exception of short term debtors and creditors, the only financial asset held by the Group is cash, the book value and the fair value being the same at the balance sheet date There are no financial liabilities at the balance sheet date

In addition, various creditors arise from the Group's operations, the Directors continuously review working capital requirements to ensure the Group can meet its creditor obligations The Group does not see credit risk as significant

COMPANY INFORMATION

Directors

The Directors who held office during the year were as follows

R Miller	
M Martin	(Non-Executive)
M Fowler	(Non-Executive, resigned from Board 14 December 2006)
W Doyle	(Non-Executive)
S Marshall	
E Blair	
J Pool	(Non-Executive Chairman, Non-Executive Director from 29 January 2007)
K Watkin	(Appointed as Director 14 December 2006 and Non-Executive Chairman 29 January 2007)
A Brown	

Secretary and Registered Office
A Brown
Phynova House
16 Fenlock Court
Blenheim Office Park
Long Hanborough
Oxfordshire OX29 8LN

Company Number
5202283

Auditors
BDO Stoy Hayward LLP
125 Colmore Row
Birmingham B3 3SD

AIM Nominated Adviser
Nabarro Wells & Co Limited
Saddlers House
Gutter Lane
London EC2V 6HS

Stockbroker
J M Finn & Co
Salisbury House
London Wall
London EC2M 5TA

Legal Advisers to the Company
Osborne Clarke
Apex Plaza
Forbury Road
Reading RG1 1AX

Bankers
HSBC Bank Plc
69 Pall Mall
London SW1Y 5EY

Registrars
Capita Registrars
Nothern House
Woodsome Park
Fenay Bridge
Huddersfield HD8 0LA

Financial Public Relations Consultants
Buchanan Communications
45 Moorfields
London EC2Y 9AE

Phynova Group plc
Phynova House
16 Fenlock Court
Blenheim Office Park
Long Hanborough
Oxfordshire OX29 8LN

Tel +44 (0)1993 880 700
Email info@phynova.com

www.phynova.com

END